Mail Stop 4561

March 2, 2007

Mr. Darl C. McBride
President and Chief Executive Officer
The SCO Group, Inc.
355 South 520 West
Lindon, Utah 84042

> Re: **The SCO Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended October 31, 2006**
>   **File No. 000-29911**

Dear Mr. McBride:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2006

Consolidated Statements of Operations and Comprehensive Loss, page 43

1.   We note your "SCOsource licensing" revenue and cost of revenue financial statement captions. We further note based on your disclosures throughout the filing (e.g., page 21) that the SCOsource business was initiated to protect and defend your UNIX intellectual property and that cost of revenues are primarily attributable to legal fees and other costs and expenses incurred in connection with the SCO litigation. Please address the following comments with respect to your classification and presentation.

  •   Please clarify why you believe that it is appropriate to record legal fees and other costs and expenses incurred in connection with litigation as cost of revenue as opposed to operating expense. Explain the revenue that these costs are applicable to and how your classification complies with Rule 5-03(b)2 of Regulation S-X. As part of your response, please clarify how these expenses relate to the sale of IP agreements.

- Please clarify how you plan to classify any recovery amounts received from a favorable settlement of your litigation in your statement of operations (i.e., revenue, operating income or non-operating income).

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief